VAXART, INC.

170 Harbor Way, Suite 300

South San Francisco, CA 94080

May 3, 2023

VIA EDGAR SUBMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Vaxart, Inc. (the “Company”) Registration Statement on Form S-3 (File No. 333-270671) (the “Registration Statement”)

Dear Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, the Company hereby requests that the U.S. Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-3 to become effective on Friday, May 5, 2023, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable.

If you have any questions regarding this request, please contact our outside counsel, Faith L. Charles of Thompson Hine LLP, at (212) 908-3905 or Naveen Pogula of Thompson Hine LLP, at (404) 541-2913. Please also call either Faith L. Charles or Naveen Pogula as soon as the Company’s Registration Statement on Form S-3 has been declared effective. Thank you for your attention to this matter.

Sincerely, VAXART, INC. By: /s/ Andrei Floroiu Name: Andrei Floroiu Title: Chief Executive Officer

cc:	Faith L. Charles, Thompson Hine LLP

Naveen Pogula, Thompson Hine LLP